File Nos.  333-____
                                                                      811-5716
==============================================================================

                      SECURITIES  AND  EXCHANGE  COMMISSION

                           Washington,  D.C.    20549

                                   FORM  N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    (X)
     Pre-Effective Amendment No.                                           ( )
     Post-Effective Amendment No.                                          ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            ( )
     Amendment No. 17                                                      (X)

                      (Check  appropriate  box  or  boxes.)

     PREFERRED  LIFE  VARIABLE  ACCOUNT  C
     --------------------------------------
     (Exact  Name  of  Registrant)

     PREFERRED  LIFE  INSURANCE  COMPANY  OF  NEW  YORK
     ---------------------------------------------------
     (Name  of  Depositor)


     152  West  57th  Street, 18th Floor, New York, New York          10019
     -------------------------------------------------------        ---------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code    (212)  586-7733

Name  and  Address  of  Agent  for  Service
--------------------------------------------
          Eugene  Long
          Preferred  Life  Insurance  Company  of  New  York
          152  West  57th  Street,  18th  Floor
          New  York,  New  York  10019

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT  06881
          (203)  226-7866

Approximate  Date  of  Proposed  Public  Offering:
     As  soon  as  practicable  after  the  effective  date  of  this  Filing.

Calculation  of  Registration  Fee  under  the  Securities  Act  of  1933:
     Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
===========================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                            CROSS  REFERENCE  SHEET
                            (Required  by  Rule  495)

Item  No.                                                         Location
                                PART  A

Item  1.      Cover  Page.............................            Cover  Page

Item  2.      Definitions.............................            Index  of  Terms

Item  3.      Synopsis  or  Highlights................            Profile

Item  4.      Condensed  Financial  Information.......            Not  Applicable

Item  5.      General  Description  of  Registrant,
              Depositor,  and  Portfolio  Companies...            Preferred  Life,  The
                                                                  Separate  Account,
                                                                  Investment  Options

Item  6.      Deductions..............................            Expenses

Item  7.      General  Description  of  Variable
              Annuity  Contracts......................            The Valuemark IV Variable
                                                                  and  Fixed Annuity Contract

Item  8.      Annuity  Period.........................            Annuity  Payments
                                                                  (The  Income  Phase)

Item  9.      Death  Benefit..........................            Death  Benefit

Item  10.     Purchases  and  Contract  Value..........           Purchase

Item  11.     Redemptions..............................           Access  to  Your Money

Item  12.     Taxes....................................           Taxes

Item  13.     Legal  Proceedings.......................           None

Item  14.     Table  of  Contents  of  the  Statement  of
              Additional  Information..................           Table of Contents of the
                                                                  Statement  of  Additional
                                                                  Information



Item  No.                                                          Location

                               PART  B

Item  15.    Cover  Page..............................             Cover  Page

Item  16.    Table  of  Contents.......................            Table  of  Contents

Item  17.    General  Information  and  History........            Insurance  Company

Item  18.    Services..................................            Not  Applicable

Item  19.    Purchase  of  Securities  Being  Offered..            Not  Applicable

Item  20.    Underwriters..............................            Distributor

Item  21.    Calculation  of  Performance  Data........            Calculation  of
                                                                   Performance  Data

Item  22.    Annuity  Payments.........................            Annuity  Provisions

Item  23.    Financial  Statements.....................            Financial Statements

                                    PART  C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.





            PROFILE OF THE VALUEMARK IV VARIABLE ANNUITY CONTRACT

                             _____________ , 1997

This Profile is a summary of some of the more important points that you should consider and know before purchasing the Valuemark IV Variable Annuity Contract. The Contract is more fully described in the prospectus which accompanies this Profile. Please read the prospectus carefully.

1. THE VALUEMARK IV VARIABLE ANNUITY CONTRACT. The variable annuity contract with a fixed account option offered by Preferred Life is a contract between you, the owner, and Preferred Life Insurance Company of New York (Preferred
Life), an insurance company. The Contract provides a means for investing on a tax-deferred basis in 23 funds of the Franklin Valuemark Funds, a series fund, and a fixed account of Preferred Life. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed annuity income options.

The Contract has 24 investment options. There are 23 funds which are managed by professional money managers. A list of the available funds is contained in
Section 4. Depending upon market conditions, you can make or lose money in the funds.

The fixed account offers an interest rate that is guaranteed by Preferred Life. The interest rate is set monthly and is guaranteed for 12 months. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by Preferred Life.

Preferred Life reserves the right to limit the number of funds which you may invest in at any one time (now or in the future). Currently, you can put your money in 10 investment options (which includes any of the 23 funds listed in Section 4 and the Preferred Life fixed account).

Like all deferred annuity contracts, your Contract has two phases: the accumulation phase and the income phase. During the accumulation phase, your earnings accumulate on a tax-deferred basis and are based on the investment performance of the fund(s) you selected and/or the interest rate earned on the money you have in the fixed account. During the accumulation phase, the earnings are taxed as income only when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract. The amount of the payments you may receive during the income phase depends in part upon the amount of money you are able to accumulate in your Contract during the accumulation phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). You can receive monthly annuity payments from your Contract by selecting one of the following annuity options (all of these options assume you are the owner and the annuitant): (1) payments for your life; (2) payments for your life, but if you die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5,10, 15 or 20 years);
(3) payments during the joint lifetime of you and the joint annuitant - when either of you die, payments will continue as long as the survivor lives; (4) payments during the joint lifetime of you and the joint annuitant, but if you or the joint annuitant die before payments have been made for the guaranteed period you selected, payments will continue for the remainder of the guaranteed period (5, 10, 15 or 20 years); and (5) payments during your life ending with the last payment due prior to your death with a guarantee that at your death Preferred Life will make a refund to your beneficiary. Once you begin receiving regular payments, you cannot change your annuity option or surrender your contract.

During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the funds or both. If you choose to have any part of your payments come from the funds, the dollar amount of your annuity payments may go up or down, depending on the investment performance.

3.  PURCHASE.    You  can  buy  the  Contract  with  $5,000 or more under most circumstances. You can add $250 or more any time you like during the accumulation phase. You and the annuitant cannot be older than 85 years old at the time you buy the Contract.

4.INVESTMENT  OPTIONS.   You may invest in the Preferred Life fixed account or
the  following  funds  of  Franklin  Valuemark  Funds:

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME:
Money  Market

FUNDS  SEEKING  CURRENT  INCOME:
High  Income
Templeton  Global  Income  Securities
The  U.S.  Government  Securities
Zero  Coupon  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME:
Growth  and  Income
Income  Securities
Mutual  Shares  Securities
Real  Estate  Securities
Rising  Dividends
Templeton  Global  Asset  Allocation
Utility  Equity

FUNDS  SEEKING  CAPITAL  GROWTH:
Capital  Growth
Mutual  Discovery  Securities
Precious  Metals
Small  Cap
Templeton  Developing  Markets  Equity
Templeton  Global  Growth
Templeton  International  Equity
Templeton  International  Smaller  Companies
Templeton  Pacific  Growth

The  funds  are  fully  described  in  the  attached  prospectus  for Franklin
Valuemark Funds. You can make or lose money in the funds, depending upon market conditions.

5.    EXPENSES.   The Contract has insurance features and investment features, and  there  are  costs  related  to  each.

The annual insurance charges total 1.49% of the average daily value of your Contract allocated to the funds during the accumulation period (1.40% during the income phase). Each year Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the cumulative value of all your Valuemark IV Contracts (registered with the same social security number) are at least $50,000. There are also annual fund charges which range from .40% to 1.41% of the average daily value of the funds depending upon the fund(s) you invest in.

You can transfer between accounts up to 12 times a year without charge. After 12 transfers, the charge is $25 or 2% of the amount transferred, whichever is less.

If you make a withdrawal from the Contract, Preferred Life may assess a contingent deferred sales charge (withdrawal charge). The amount of the charge depends upon how long Preferred Life has had your payment. The charge is:

Number of complete years from receipt   0   1   2   3   4   5   6   7 or more
Contingent deferred sales charge
(as a percentage of purchase payments)  6%  6%  6%  5%  4%  3%  2%          0%



Under certain circumstances, after the first year, Preferred Life will permit you to access your money in the contract without deducting a contingent deferred sales charge: 1) if you become terminally ill; or 2) if you become disabled. Also, if you are unemployed for at least 90 days, you can take up to 50% of your money out without incurring a contingent deferred sales charge.

The State of New York does not impose a premium tax on purchase payments for annuities.

We have provided the following chart to help you understand the charges in your Contract. The column "Total Annual Charges" shows the total of the $30 contract maintenance charge (which is represented as .10% below), the 1.49% insurance charges and the total annual fund charges for each fund. The next two columns show you two examples of the charges, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Charges are assessed as well as the contingent deferred sales charge. For year 10, the Total Annual Charges are assessed but no contingent deferred sales charge is deducted. The premium tax is assumed to be 0% in both examples. These are just examples. Future expenses may be higher or lower than those shown.

                                                   EXAMPLES:

                                     Total       Total         Total     Expenses    Expenses
                                     Insurance   Annual Fund   Annual    at end of   at end of
Fund                                 Charges     Charges       Charges   1 Year      10 Years
-----------------------------------  ----------  ------------  --------  ----------  ----------

Money Market                              1.59%          .53%     2.12%  $       82  $      245

High Income                               1.59%          .56%     2.15%  $       82  $      248

Templeton Global Income Securities        1.59%          .64%     2.23%  $       83  $      256

The U.S. Government Securities            1.59%          .52%     2.11%  $       81  $      244

Zero Coupon 2000                          1.59%          .40%     1.99%  $       80  $      231

Zero Coupon 2005                          1.59%          .40%     1.99%  $       80  $      231

Zero Coupon 2010                          1.59%          .40%     1.99%  $       80  $      231

Growth and Income                         1.59%          .52%     2.11%  $       81  $      244

Income Securities                         1.59%          .51%     2.10%  $       81  $      243

Mutual Shares Securities                  1.59%          .85%     2.44%  $       85  $      278

Real Estate Securities                    1.59%          .59%     2.18%  $       82  $      251

Rising Dividends                          1.59%          .78%     2.37   $       84  $      271

Templeton Global Asset Allocation         1.59%          .90%     2.49%  $       85  $      283

Utility Equity                            1.59%          .50%     2.09%  $       81  $      242

Capital Growth                            1.59%          .79%     2.38%  $       84  $      272

Mutual Discovery Securities               1.59%         1.05%     2.64%  $       87  $      298

Precious Metals                           1.59%          .66%     2.25%  $       83  $      258

Small Cap                                 1.59%          .90%     2.49%  $       85  $      283

Templeton Developing Markets Equity       1.59%         1.41%     3.00%  $       90  $      332

Templeton Global Growth                   1.59%          .97%     2.56%  $       86  $      290

Templeton International Equity            1.59%          .92%     2.51%  $       85  $      285

Templeton International Smaller
   Companies                              1.59%         1.10%     2.69%  $       87  $      302

Templeton Pacific Growth                  1.59%         1.01%     2.60%  $       86  $      294



The charges for the newly formed funds have been estimated. The charges for some of the funds reflect expense reimbursement and/or fee waiver arrangements. For more detailed information, see the Fee Table in the prospectus for the Contract.

6. TAXES. Your earnings are not taxed until you take them out. In most cases, if you take money out, earnings come out first and are taxed as income. If you are younger than 59 when you take money out, you may be charged a 10% federal tax penalty on the taxable amounts withdrawn. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income. If the contract is tax-qualified,  the  entire  payment  may  be  taxable.

7. ACCESS TO YOUR MONEY. You may make a withdrawal at any time during the accumulation phase. Any partial withdrawal must be for at least $50. You may request a withdrawal in writing or by electing the Systematic Withdrawal Program or Minimum Distribution Program which are briefly described in Section 10 of this Profile. After the first year, you can make multiple withdrawals up to a total of 15% of the value of your Contract each year without charge from Preferred Life. Withdrawals in excess of that amount will be subject to a contingent deferred sales charge. After Preferred Life has had a payment for 7 years, there is no charge for withdrawals. Each purchase payment you add to your Contract has its own 7 year charge period. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE OF THE FUNDS. The value of the Contract will vary up or down depending upon the performance of the fund(s) you choose. From time to time, Preferred Life may advertise total return figures for each fund. As of the date of this prospectus, the sale of the Contracts has not begun. Therefore, no performance is presented here.

9. DEATH BENEFIT. If you die during the accumulation phase, the person you have selected as your beneficiary will receive a death benefit. This death benefit will be the greater of: 1) the current value of your Contract, less any taxes, on the day all claims proofs and payment election forms are received by Preferred Life at the Valuemark Service Center; or 2) (if applicable) the guaranteed minimum death benefit, less any taxes, as of the day you die. The guaranteed minimum death benefit as of the date of death is the greater of: A) payments you have made, less any money you have taken out and charges paid on the money you have taken out; or B) the highest value of the contract on each contract anniversary prior to the owner's 76th birthday, increased by any payments made since that anniversary, less any money taken out and charges paid on the money you have taken out since that anniversary.

10.    OTHER  INFORMATION.

     Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a contingent deferred sales charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment.

     No  Probate.   In most cases, when you die, your beneficiary will receive the  death  benefit  without  going  through  probate.

     Who should purchase the Contract? The Valuemark IV Variable Annuity Contract is designed for people seeking long-term tax-deferred accumulation of
assets,  generally  for  retirement  or  other  long-term  purposes.    The
tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     Additional  Features.   The Contract offers additional features which you
might  be  interested  in.  These  include:

     Automatic Investment Plan - You can automatically add to your Contract on a monthly or quarterly basis for as little as $100 by electronic transfer of funds from your savings or checking account.

      Dollar Cost Averaging - You can arrange to have a regular amount of money automatically transferred to selected funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. However, there are no guarantees that this will take place.

      Flexible Rebalancing - Preferred Life will automatically readjust your money among the funds to maintain your specified allocation mix. This can be done quarterly, semi-annually or annually.

      Systematic Withdrawal Program - You can elect to receive monthly or quarterly payments from Preferred Life while your Contract is in the accumulation phase. Of course, you may have to pay taxes on the money you receive.

     Minimum Distribution Program - You can arrange to have money sent to you each month or quarter to meet certain required distribution requirements imposed by the Internal Revenue Code.

These  features  may  not  be  suitable  for  your  particular  situation.

11.    INQUIRIES.   If you have any questions about your Contract or need more information,  please  contact  us  at:

                    Valuemark  Service  Center
                    300  Berwyn  Park
                    P.O.  Box  3031
                    Berwyn,  PA  19312-0031
                    (800)  624-0197



                  THE VALUEMARK IV VARIABLE ANNUITY CONTRACT

                                  ISSUED BY

                      PREFERRED LIFE VARIABLE ACCOUNT C
                                     AND
                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK



This prospectus describes the Valuemark IV Variable Annuity Contract with a fixed account option offered by Preferred Life Insurance Company of New York (Preferred Life).

The  annuity  has  24  investment options - the 23 funds of Franklin Valuemark
Funds which are listed below and a fixed account option of Preferred Life. You can put your money in 10 investment options (which includes any of the funds listed below and the fixed account).

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME
Money  Market

FUNDS  SEEKING  CURRENT  INCOME
High  Income
Templeton  Global  Income  Securities
The  U.S.  Government  Securities
Zero  Coupon  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME
Growth  and  Income
Income  Securities
Mutual  Shares  Securities
Real  Estate  Securities
Rising  Dividends
Templeton  Global  Asset  Allocation
Utility  Equity

FUNDS  SEEKING  CAPITAL  GROWTH
Capital  Growth
Mutual  Discovery  Securities
Precious  Metals
Small  Cap
Templeton  Developing  Markets  Equity
Templeton  Global  Growth
Templeton  International  Equity
Templeton  International  Smaller  Companies
Templeton  Pacific  Growth

Please read this prospectus before investing and keep it for future reference. It contains important information about the Valuemark IV Variable Annuity Contract with a fixed account option.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated _______, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this prospectus. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 342-3863 or write us at: 1750 Hennepin Avenue, Minneapolis, Minnesota 55403-2195.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

________________,  1997

                              TABLE OF CONTENTS

                                                                          PAGE

INDEX  OF  TERMS

FEE  TABLE

1.    THE  VALUEMARK  IV  VARIABLE  ANNUITY  CONTRACT
Contract  Owner
Joint  Owner
Annuitant

Beneficiary

Assignment

2.    ANNUITY  PAYMENTS  (THE  INCOME  PHASE)
Annuity  Options

3.  PURCHASE
Purchase  Payments
Automatic  Investment  Plan
Allocation  of  Purchase  Payments
Free  Look
Accumulation  Units

4.  INVESTMENT  OPTIONS
Transfers
Dollar  Cost  Averaging  Program
Flexible  Rebalancing
Voting  Rights
Substitution

5.  EXPENSES
Insurance  Charges
Mortality  and  Expense  Risk  Charge
Administrative  Charge
Contract  Maintenance  Charge
Contingent  Deferred  Sales  Charge
Waiver  of  Contingent  Deferred  Sales  Charge  Benefits
Reduction  or  Elimination  of  the  Contingent  Deferred  Sales  Charge
Transfer  Fee
Income  Taxes
Fund  Expenses

6.  TAXES
Annuity  Contracts  in  General
Qualified  and  Non-Qualified  Contracts
Withdrawals  -  Non-Qualified  Contracts
Withdrawals  -  Qualified  Contracts
Withdrawals  -  Tax-Sheltered  Annuities
Diversification

7.  ACCESS  TO  YOUR  MONEY
Systematic  Withdrawal  Program
Minimum  Distribution  Program
Suspension  of  Payments  or  Transfers

8.  PERFORMANCE

9.  DEATH  BENEFIT
Upon  Your  Death
Death  of  Annuitant

10.  OTHER  INFORMATION
Preferred  Life
The  Separate  Account
Distribution
Administration
Financial  Statements

APPENDIX

TABLE  OF  CONTENTS  OF  THE  STATEMENT  OF  ADDITIONAL  INFORMATION





                                INDEX OF TERMS


We have tried to make this prospectus as understandable for you as possible. Below is a list of some of the technical terms used in this prospectus. They are identified in the prospectus as capitalized terms. The page that is indicated below is where you will find the definition for the word or term.
                                                                          Page
Accumulation  Phase.......................................................
Accumulation  Unit........................................................
Annuitant................................................................
Annuity  Options..........................................................
Annuity  Payments.........................................................
Annuity  Unit.............................................................
Beneficiary..............................................................
Contract  Owner...........................................................
Fixed  Account............................................................
Funds....................................................................
Income  Date..............................................................
Income  Phase.............................................................
Joint  Owner..............................................................
Non-Qualified............................................................
Purchase  Payment.........................................................
Qualified................................................................
Tax  Deferral.............................................................

                                  FEE TABLE

Contract  Owner  Transaction  Fees

Contingent  Deferred  Sales  Charge*
(as  a  percentage  of  purchase  payments)

                                         Number of Complete Years From Receipt     Charge
                                         ----------------------------------------  -------

                                                                               0        6%
                                                                               1        6%
                                                                               2        6%
                                                                               3        5%
                                                                               4        4%
                                                                               5        3%
                                                                               6        2%
                                                                 7 years or more        0%

Transfer Fee                             First 12 transfers in a Contract year
                                         are free. Thereafter, the fee is $25
                                         (or 2% of the amount transferred, if
                                         less). Dollar Cost Averaging transfers
                                         and Flexible Rebalancing transfers are
                                         not counted.

Contract Maintenance Charge**            30 per Contract per year

Separate Account Annual Expenses
(as a percentage of average
account value)

Mortality and Expense Risk Charge***

                                                                            1.34%
Administrative Charge                                                        .15%
                                                                            -----

Total Separate Account Annual Expenses                                      1.49%


*    Each year after the first contract year, you may make multiple partial withdrawals of up to a total of 15% of the value of your contract and no contingent deferred sales charge
will  be  assessed.    See  Section  7  -  Access  to  Your  Money for additional options.




** During the accumulation phase, the charge is waived if the value of your contract is at
least  $50,000.   If you own more than one Valuemark IV Contract (registered with the same social  security number), we will determine the total value of all your contracts.  If the total  value  of  all  your  contracts  is  at  least  $50,000,  the  charge  is  waived.

***  The  Mortality  and  Expense  Risk  Charge  is  1.25%  during  the  income  phase.





FRANKLIN  VALUEMARK  FUNDS'  ANNUAL  EXPENSES
(as  a  percentage  of  Franklin  Valuemark  Funds'  average  net  assets)

The Management Fees for each fund are based on a percentage of that fund's assets under management. See the prospectus for Franklin Valuemark Funds for more information.

The "Management and Fund Administration Fees" below are the amounts that were paid to the Managers and Fund Administrators for the 1995 calendar year except for funds with fee waivers/expense reductions or newer funds without a full year of operations as of December 31, 1995.

                                             Management       Other
                                             and Fund         Expenses         Total
                                             Administration   (after expense   Annual
                                             Fees(1/)         reductions)      Expenses

Money Market Fund (2/)                                  .51%             .02%       .53%

High Income Fund                                        .53%             .03%       .56%

Templeton Global Income
 Securities Fund (3/)                                   .55%             .09%       .64%

The U.S. Government Securities Fund                     .49%             .03%       .52%

Zero Coupon Fund-2000 (4/)                              .37%             .03%       .40%

Zero Coupon Fund-2005 (4/)                              .37%             .03%       .40%

Zero Coupon Fund-2010 (4/)                              .37%             .03%       .40%

Growth and Income Fund                                  .49%             .03%       .52%

Income Securities Fund                                  .47%             .04%       .51%

Mutual Shares Securities Fund (5/)                      .75%             .10%       .85%

Real Estate Securities Fund                             .56%             .03%       .59%

Rising Dividends Fund                                   .75%             .03%       .78%

Templeton Global Asset Allocation Fund (5/)             .80%             .10%       .90%

Utility Equity Fund                                     .47%             .03%       .50%

Capital Growth Fund (5/)                                .75%             .04%       .79%

Mutual Discovery Securities Fund (5/)                   .95%             .10%      1.05%

Precious Metals Fund                                    .61%             .05%       .66%

Small Cap Fund (5/)                                     .75%             .15%       .90%

Templeton Developing Markets Equity Fund               1.25%             .16%      1.41%

Templeton Global Growth Fund                            .93%             .04%       .97%

Templeton International Equity Fund                     .83%             .09%       .92%

Templeton International Smaller Companies
 Fund (5/)                                             1.00%             .10%      1.10%

Templeton Pacific Growth Fund                           .90%             .11%      1.01%


   1/  The  Fund  Administration  Fee is a direct expense for the Templeton Global Asset
Allocation  Fund,  the  Templeton  International  Smaller  Companies  Fund,  the  Mutual
Discovery  Securities  Fund  and  the Mutual Shares Securities Fund; other funds pay for similar services indirectly through the Management Fee. See the Franklin Valuemark Funds prospectus  for  further  information  regarding  these  fees.

     2/   Franklin Advisers, Inc. agreed to waive a portion of its Management Fee and to pay  certain  expenses  of the Money Market Fund during 1995. It is currently continuing this  arrangement  in  1996.  This  arrangement may be terminated at any time. With this reduction, the fund's total annual expenses for 1995 were 0.40% of the average daily net assets  of  the  fund.

     3/  Prior  to May 1, 1996, the Templeton Global Income Securities Fund was known as the  Global  Income  Fund.

     4/ Although not obligated to, Franklin Advisers, Inc. has agreed to waive a portion of  its  Management  Fees  and  to  pay  certain expenses of the three Zero Coupon Funds through  at  least December 31, 1996 so that the total expenses of the Zero Coupon Funds will  not  exceed 0.40% of each fund's net assets. Absent the management fee waivers and expense  payments,  for  the year ended December 31, 1995, the Total Annual Expenses and
Management  and  Fund  Administration  Fees  would  have  been  as  follows: Zero Coupon
Fund-2000,  .63%  and  .60%; Zero Coupon Fund-2005, .66% and .63%; and Zero Coupon Fund-
2010,  .66%  and  .63%.

     5/  The Templeton Global Asset Allocation Fund began operations on May 1, 1995; the
Small  Cap  Fund  began operations on November 1, 1995; the Capital Growth and Templeton
International  Smaller  Companies  Funds began operations on May 1, 1996; and the Mutual
Shares  Securities and Mutual Discovery Securities Funds began operations on November 8,
1996.  The  expenses  shown  above  for  these  funds  are therefore estimated for 1996.



The purpose of this Fee Table is to show you the expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as the funds. The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The $30 contract maintenance charge is included in the Examples as a prorated charge of $1. Since the average contract account size is greater than $1,000, the contract maintenance charge is reduced accordingly. Premium taxes are not reflected in the Tables. Premium taxes may apply. For additional information, see Section 5 - Expenses and the Franklin Valuemark Funds prospectus.

EXAMPLES

You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you surrender your Contract at the end of each time period:

                                            1       3       5      10
                                           Year   Years   Years   Years

Money Market Fund                          $  82  $  117  $  148  $  245

High Income Fund                           $  82  $  118  $  149  $  248

Templeton Global Income Securities Fund    $  83  $  121  $  153  $  256

The U.S. Government Securities Fund        $  81  $  117  $  147  $  244

Zero Coupon Fund-2000#                     $  80  $  113  $  141  $  231

Zero Coupon Fund-2005#                     $  80  $  113  $  141  $  231

Zero Coupon Fund-2010#                     $  80  $  113  $  141  $  231

Growth and Income Fund                     $  81  $  117  $  147  $  244

Income Securities Fund                     $  81  $  117  $  147  $  243

Mutual Shares Securities Fund *            $  85  $  127

Real Estate Securities Fund                $  82  $  119  $  151  $  251

Rising Dividends Fund                      $  84  $  125  $  161  $  271

Templeton Global Asset Allocation Fund*    $  85  $  129  $  167  $  283

Utility Equity Fund                        $  81  $  116  $  146  $  242

Capital Growth Fund*                       $  84  $  125  $  161  $  272

Mutual Discovery Securities *              $  87  $  133

Precious Metals Fund                       $  83  $  121  $  154  $  258

Small Cap Fund**                           $  85  $  129  $  167  $  283

Templeton Developing Markets Equity Fund   $  90  $  144  $  192  $  332

Templeton Global Growth Fund               $  86  $  131  $  170  $  290

Templeton International Equity Fund        $  85  $  129  $  168  $  285

Templeton International Smaller Companies
   Fund*                                   $  87  $  135  $  177  $  302

Templeton Pacific Growth Fund              $  86  $  132  $  172  $  294



 *        Estimated
 #      Calculated  with  waiver  of  fees  and  reimbursement  of  expenses




You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if your contract is not surrendered or is annuitized:

                                            1       3       5      10
                                           Year   Years   Years   Years

Money Market Fund                          $  22  $   66  $  114  $  245

High Income Fund                           $  22  $   67  $  115  $  248

Templeton Global Income Securities Fund    $  23  $   70  $  119  $  256

The U.S. Government Securities Fund        $  22  $   66  $  113  $  244

Zero Coupon Fund-2000#                     $  20  $   62  $  107  $  231

Zero Coupon Fund-2005#                     $  20  $   62  $  107  $  231

Zero Coupon Fund-2010#                     $  20  $   62  $  107  $  231

Growth and Income Fund                     $  21  $   66  $  113  $  244

Income Securities Fund                     $  21  $   66  $  113  $  243

Mutual Shares Securities Fund*             $  25  $   76

Real Estate Securities Fund                $  22  $   68  $  117  $  251

Rising Dividends Fund                      $  24  $   74  $  127  $  271

Templeton Global Asset Allocation Fund*    $  25  $   78  $  133  $  283

Utility Equity Fund                        $  21  $   65  $  112  $  242

Capital Growth Fund*                       $  24  $   74  $  127  $  272

Mutual Discovery Securities Fund*          $  27  $   82

Precious Metals Fund                       $  23  $   70  $  120  $  258

Small Cap Fund*                            $  25  $   78  $  133  $  283

Templeton Developing Markets Equity Fund   $  30  $   93  $  158  $  332

Templeton Global Growth Fund               $  26  $   80  $  136  $  290

Templeton International Equity Fund        $  25  $   78  $  134  $  285

Templeton International Smaller Companies
   Fund*                                   $  27  $   84  $  143  $  302

Templeton Pacific Growth Fund              $  26  $   81  $  138  $  294



*      Estimated
#      Calculated  with  waiver  of  fees  and reimbursement of other expenses


As of the date of this prospectus, no contracts have been sold. Therefore, Allianz Life has not provided Condensed Financial Information.



1.    THE  VALUEMARK  IV  VARIABLE  ANNUITY  CONTRACT

This prospectus describes a variable annuity contract with a fixed account option offered by Preferred Life.

An annuity is a contract between you, the owner, and an insurance company (in this case Preferred Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of annuity payments, beginning on a designated date that is at least two years in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 23 funds. Depending upon market conditions, you can make or lose money in any of these funds. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends in part upon the investment performance of the fund(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the funds you select for the income phase.

The contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed for all deposits made within the twelve month period by Preferred Life. This interest rate is set monthly and is guaranteed for 12 months. Preferred Life guarantees that the interest credited to the fixed account will not be less than 3% per year. If you select the fixed account, your money will be placed with the other general assets of Preferred Life. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract.

We will not make any changes to your contract without your permission except as may be required by law.

CONTRACT OWNER . You as the contract owner, have all the rights under the contract. The contract owner is as designated at the time the contract is issued, unless changed. You may change contract owners at any time. This may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER . The contract can be owned by joint owners. Any joint owner must be the spouse of the other contract owner (except in Pennsylvania and Oregon). Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

ANNUITANT . You name an annuitant. You may change the annuitant at any time before the income date unless the contract is owned by a non-individual (for example, a corporation).

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary or contingent beneficiary.

ASSIGNMENT

You can assign the contract at any time during your lifetime. Preferred Life will not be bound by the assignment until it receives the written notice of the assignment. Preferred Life will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

2.    ANNUITY  PAYMENTS  (THE  INCOME  PHASE)

You can receive regular monthly income payments under your contract. You can choose the month and year in which those payments begin. We call that date the income date. Your income date must be the first day of a calendar month and must be at least 2 years after you buy the contract. You can also choose among income plans. We call those annuity options.

We ask you to choose your income date when you purchase the contract. You can change it at any time before the income date with 30 days notice to us. Annuity payments must begin by the annuitant's 90th birthday. The annuitant is the person whose life we look to when we make annuity payments. You (or someone you designate) will receive the annuity payments. You will receive tax reporting on those payments.

If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

You may elect to receive your annuity payments as a variable payout, a fixed payout, or a combination of both. Under a fixed payout, all of the annuity payments will be the same dollar amount (equal installments). Under a variable payout, you have the same investment choices you had during the accumulation phase. If you do not tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the income date.

If you choose to have any portion of your annuity payments come from the fund(s), the dollar amount of your payment will depend upon three things: 1) the value of your contract in the fund(s) on the income date, 2) the 5% assumed investment rate used in the annuity table for the contract, and 3) the performance of the fund(s) you selected. If the actual performance exceeds the 5% assumed rate, your annuity payments will increase. Similarly, if the actual rate is less than 5%, your annuity payments will decrease.

Annuity  Options

You can choose one of the following annuity options or any other annuity option you want and that Preferred Life agrees to provide. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make monthly annuity payments so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 5, 10, 15 or 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will continue to make annuity payments to you for the rest of the guaranteed period. If you do not want to receive annuity payments, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make monthly annuity payments during the joint lifetime of the annuitant and the joint annuitant. When the annuitant dies, if the joint annuitant is still alive, we will continue to make annuity payments, so long as the joint annuitant continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 75% or 50% of the amount that we would have paid if they both were alive. The monthly annuity payments will end when the last surviving annuitant dies.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 5, 10, 15 or 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly annuity payments during the joint lifetime of the annuitant and the joint annuitant. When the annuitant dies, if the joint annuitant is still alive, we will continue to make annuity payments, so long as the surviving annuitant continues to live, at 100% of the amount that would have been paid if they were both alive. If, when the last death occurs, we have made annuity payments for less than the selected guaranteed period, we will continue to make annuity payments to you or any person you designate for rest of the guaranteed period. If you do not want to receive annuity payments, you can ask us for a single lump sum.

OPTION 5. REFUND LIFE ANNUITY. Under this option, we will make monthly annuity payments during the annuitant's lifetime. The last annuity payment will be made before the annuitant dies with a guarantee that Preferred Life will pay you a refund if the amount (units) annuitized has not been repaid.

3.  PURCHASE

PURCHASE  PAYMENTS

A purchase payment is the money you invest in the contract. The minimum payment Preferred Life will accept is $5,000 when the contract is bought as a non-qualified contract. If you enroll in the automatic investment plan (which is described below), your purchase payment can be $2,000. If you are buying the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum amount we will accept is $2,000. The maximum we will accept without our prior approval is $1 million. You can make additional purchase payments of $250 (or as low as $100 if you have selected the automatic investment plan) or more to either type of contract. At the time you buy the contract, you and the annuitant cannot be older than 85 years old.

AUTOMATIC  INVESTMENT  PLAN

The Automatic Investment Plan (AIP) is a program which allows you to make additional purchase payments to your contract on a monthly or quarterly basis by electronic transfer of funds from your savings or checking account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a qualified contract, you should consult your tax adviser for advice regarding maximum contributions.

ALLOCATION  OF  PURCHASE  PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or one or more of the funds you have selected. We ask that you allocate your money in either whole percentages or round dollars. You can instruct us how to allocate additional purchase payments you make. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. Preferred Life reserves the right to limit the number of funds that you may invest in at one time. Currently, you may invest in 10 investment options at one time (which includes any of the 23 funds of Franklin Valuemark Funds listed in Section 4 and the Preferred Life fixed account). We may change this in the future. However, we will always allow you to invest in at least five funds.

Once we receive your purchase payment, the necessary information and federal funds (federal funds means monies credited to a bank's account with its regional federal reserve bank), we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

FREE  LOOK

If you change your mind about owning the contract, you can cancel it within 10 days after receiving it. Return of the contract by mail is effective on being postmarked, properly addressed and postage prepaid. When you cancel the contract within this time period, Preferred Life will not assess a contingent deferred sales charge. You will receive back whatever your contract is worth on the day we receive your request. If you have purchased the contract as an IRA, we are required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it. If that is the case, we have the right to put your purchase payment in the Money Market Fund for 15 days after we issue your contract. At the end of that period, we will re-allocate those funds as you selected. Currently, however, we will directly allocate your money to the funds and/or the fixed account as you have selected.

ACCUMULATION  UNITS

The value of the portion of your contract allocated to the funds will go up or down depending upon the investment performance of the fund(s) you choose. The value of your contract will also depend on the expenses of the contract. In order to keep track of the value of your contract, we use a measurement called an accumulation unit (which is like a share of a mutual fund). During the income phase of the contract we call it an annuity unit.

Every business day we determine the value of an accumulation unit for a fund by multiplying the accumulation unit value for the previous period by a factor for each fund for the current period. The factor for each fund is determined by:

     1. dividing the value of a fund share at the end of the current period by the value of a fund share for the previous period; and

     2. multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The  value  of  an  accumulation  unit  may  go  up  or  down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to a fund by the value of the accumulation unit for that fund.

We calculate the value of an accumulation unit for each fund after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

On Wednesday we receive an additional purchase payment of $3,000 from you. You have told us you want this to go to the Growth and Income Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an accumulation unit for the Growth and Income Fund is $12.50. We then divide $3,000 by $12.50 and credit your contract on Wednesday night with 240 accumulation units for the Growth and Income Fund.

4.  INVESTMENT  OPTIONS

The Contract offers 23 funds of Franklin Valuemark Funds and a fixed account option of Preferred Life. Additional funds may be available in the future.

YOU SHOULD READ THE FRANKLIN VALUEMARK FUNDS PROSPECTUS (WHICH IS ATTACHED TO THIS PROSPECTUS) CAREFULLY BEFORE INVESTING.

Franklin Valuemark Funds is the mutual fund underlying your contract. Each fund has its own investment objective. Franklin Advisers, Inc. serves as each fund's investment manager (except the Templeton Global Growth Fund, the Templeton Developing Markets Equity Fund, the Templeton Global Asset Allocation Fund, the Templeton International Smaller Companies Fund, the
Rising Dividends Fund, the Mutual Shares Securities Fund and the Mutual Discovery Securities Fund). The investment manager for the Templeton Global Growth and the Templeton Global Asset Allocation Funds is Templeton Global Advisors Limited. The investment manager for the Templeton Developing Markets Equity Fund is Templeton Asset Management Ltd. The investment manager for the Templeton International Smaller Companies Fund is Templeton Investment Counsel, Inc. The investment manager for the Rising Dividends Fund is Franklin Advisory Services, Inc.. The investment manager for the Mutual Shares Securities and the Mutual Discovery Securities Funds is Franklin Mutual Advisers, Inc. Certain managers have retained one or more subadvisers to help them manage the funds.

Franklin Valuemark Funds serves as the underlying mutual fund for variable life insurance policies offered by an affiliate of Preferred Life and other variable annuity contracts offered by Preferred Life and its affiliates. Franklin Valuemark Funds does not believe that offering its shares in this manner will be disadvantageous to you.

The  following  is a list of the funds which are available under the contract:

FUND  SEEKING  STABILITY  OF  PRINCIPAL  AND  INCOME:

Money  Market

FUNDS  SEEKING  CURRENT  INCOME:

High  Income
Templeton  Global  Income  Securities
The  U.S.  Government  Securities
Zero  Coupon  -  2000,  2005  and  2010

FUNDS  SEEKING  GROWTH  AND  INCOME:

Growth  and  Income
Income  Securities
Mutual  Shares  Securities
Real  Estate  Securities
Rising  Dividends
Templeton  Global  Asset  Allocation
Utility  Equity

FUNDS  SEEKING  CAPITAL  GROWTH:

Capital  Growth
Mutual  Discovery  Securities
Precious  Metals
Small  Cap
Templeton  Developing  Markets  Equity
Templeton  Global  Growth
Templeton  International  Equity
Templeton  International  Smaller  Companies
Templeton  Pacific  Growth

TRANSFERS

You can transfer money among the 23 funds and/or the fixed account. Preferred Life currently allows you to make as many transfers as you want to each year. Preferred Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other individuals using programmed and frequent transfers. Such activity may be disruptive to a fund. We reserve the right to stop or prohibit these types of transfers if we determine that they could harm a fund.

Your contract provides that you can make 3 transfers every year without charge. However, currently Preferred Life permits you to make 12 transfers every year without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any fund. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following applies to any transfer:

     1. The minimum amount which you can transfer is $1,000 or your entire value in the fund or fixed account. This requirement is waived if the transfer is in connection with the Dollar Cost Averaging Program or Flexible Rebalancing (which are described below).

     2.  We  may  not allow you to make transfers during the free look period.

     3. Your request for a transfer must clearly state which fund(s) or the fixed account is involved in the transfer.

     4. Your request for a transfer must clearly state how much the transfer is for.

     5. You cannot make any transfers within 7 calendar days prior to the date your first annuity payment is due.

     6. During the income phase, you may not make a transfer from a fixed annuity option to a variable annuity option.

     7. During the income phase, you can make at least one transfer from a variable annuity option to a fixed annuity option.

Preferred Life has reserved the right to modify the transfer provisions subject to the guarantees described above.

You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the contract with a joint owner, unless Preferred Life is instructed otherwise, Preferred Life will accept instructions from either one of you. Preferred Life will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Preferred Life tape records all telephone instructions.

DOLLAR  COST  AVERAGING  PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one fund or the fixed account to up to eight of the other funds. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the accumulation phase.

You must participate in the program for at least six months (or two quarters) and must transfer at least $500 each time (or $1,500 each quarter). Your allocations can be in whole percentages or dollar amounts. The fund(s) you transfer from may not be the fund(s) you transfer to in this program. You may elect this program by properly completing the Dollar Cost Averaging forms provided by Preferred Life.

All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day.

Your  participation  in the program will end when any of the following occurs:
(1) the number of desired transfers have been made; (2) you do not have enough money in the fund(s) or fixed account to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);
(3) you request to terminate the program (your request must be received by us by the first of the month to terminate that month); (4) the contract is terminated; or (5) we receive proof of the contract owner's death.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

FLEXIBLE  REBALANCING

Once your money has been invested, the performance of the funds and the earnings from the fixed account may cause your allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix between the different funds. You can direct us to readjust your money quarterly, semi-annually or annually to return to your original allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous day. If you participate in Flexible Rebalancing, the transfers made under the program are not taken into account in determining any transfer fee.

VOTING  RIGHTS

Preferred Life is the legal owner of the fund shares. However, Preferred Life believes that when a fund solicits proxies in conjunction with a shareholder vote, it is required to obtain from you and other contract owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Preferred Life owns on its own behalf. Should Preferred Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Preferred Life may be required to substitute one of the funds you have selected with another fund. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this.

5.  EXPENSES

There are charges and other expenses associated with the contract that will reduce your investment return. These charges and expenses are:

INSURANCE  CHARGES

Each  day,  Preferred  Life  makes  a  deduction  for  its  insurance charges.
Preferred Life does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts:
1)  the  mortality  and  expense risk charge and 2) the administrative charge.

MORTALITY AND EXPENSE RISK CHARGE . During the accumulation phase, this charge is equal, on an annual basis, to 1.34% of the average daily value of the contract invested in a fund, after the deduction of expenses. During the income phase, the charge is equal, on an annual basis, to 1.25% of the average daily value of the contract invested in a fund, after the deduction of expenses. This charge compensates us for all the insurance benefits provided by your contract (for example, the guarantee of annuity rates, the death benefits, certain expenses related to the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract). The amount of the mortality and expense risk charge is less during the income phase because Preferred Life does not pay a death benefit separate from benefits under the annuity option if you die during the income phase. If this charge is not sufficient, then Preferred Life will bear the loss. Preferred Life does, however, expect to profit from this charge. The mortality and expense risk charge cannot be increased. Preferred Life may use any profits it makes from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE CHARGE . This charge is equal, on an annual basis, to .15% of the average daily value of the contract invested in a fund, after the deduction of expenses. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the contract. Some of these expenses include: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. Preferred Life does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, Preferred Life will bear the loss.

CONTRACT  MAINTENANCE  CHARGE

Every year on the anniversary of the date when your contract was issued, Preferred Life deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge can not be increased.

However, during the accumulation phase, if the value of your contract is at least $50,000 when the deduction for the charge is to be made, Preferred Life will not deduct this charge. If you own more than one Valuemark IV contract, Preferred Life will determine the total value of all your contracts. If the total value of all contracts registered under the same social security number is at least $50,000, Preferred Life will not assess the contract maintenance charge. If the contract is owned by a non-natural person (e.g., a corporation), Preferred Life will look to the annuitant to determine if it will assess the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. During the income phase, the charge will be collected monthly out of each annuity payment.

CONTINGENT  DEFERRED  SALES  CHARGE

Withdrawals may be subject to a contingent deferred sales charge. During the accumulation phase, you can make withdrawals from your contract. Preferred Life keeps track of each purchase payment you make. The amount of the contingent deferred sales charge depends upon how long Preferred Life has had your payment. The charge is:

Number of complete years from
   receipt of payment:             0   1   2   3   4   5   6   7 or more
Contingent Deferred Sales Charge:  6%  6%  6%  5%  4%  3%  2%          0%



However, after Preferred Life has had a purchase payment for 7 years, there is no charge when you withdraw that purchase payment. For purposes of the contingent deferred sales charge, Preferred Life treats withdrawals as coming from the oldest purchase payments first. Preferred Life does not assess the contingent deferred sales charge on any payments paid out as annuity payments or as death benefits.

NOTE: For tax purposes, withdrawals are considered to have come from the last money you put into the contract. Thus, for tax purposes, earnings are considered to come out first.

FREE WITHDRAWAL AMOUNT - Each year after the first contract year, you can make multiple withdrawals up to 15% of the value of your contract and no contingent deferred sales charge will be deducted from the 15% you take out. Withdrawals in excess of that free amount will be subject to the contingent deferred sales charge.

You may also select to participate in the Systematic Withdrawal Program or the Minimum Distribution Program which allow you to withdraw money without the deduction of the contingent deferred sales charge under certain circumstances. You cannot use these Programs and the 15% free withdrawal amount in the same contract year. See Section 7 - Access to Your Money for a description of the Systematic Withdrawal Program and the Minimum Distribution Program.

WAIVER  OF  CONTINGENT  DEFERRED  SALES  CHARGE  BENEFITS

Under certain circumstances, after the first year, Preferred Life will permit you to take your money out of the contract without deducting a contingent deferred sales charge: 1) if you become terminally ill, which is defined as life expectancy of 12 months or less (a full surrender of the contract will be required); or 2) if you become totally disabled for at least 90 days.

Also, after the first year, if you become unemployed for at least 90 days, you can take up to 50% of your money out without incurring a contingent deferred sales charge. This benefit is available only once during the life of the contract and you may not use both this benefit and the 15% free withdrawal amount in the same contract year.

REDUCTION  OR  ELIMINATION  OF  THE  CONTINGENT  DEFERRED  SALES  CHARGE

Preferred Life will reduce or eliminate the amount of the contingent deferred sales charge when the contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with Preferred Life. Preferred Life will not deduct a contingent deferred sales charge under a contract issued to an officer, director or employee of Preferred Life or any of its affiliates. Any circumstances resulting in reduction or elimination of the contingent deferred sales charge requires prior approval of Preferred Life.

TRANSFER  FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less, for each additional transfer.

If the transfer is part of the Dollar Cost Averaging Program or the Flexible Rebalancing Program, it will not count in determining the transfer fee.

INCOME  TAXES

Preferred Life will deduct from the contract for any income taxes which it may incur because of the contract. Currently, Preferred Life is not making any such deductions.

FUND  EXPENSES

There are deductions from and expenses paid out of the assets of the various funds which are described in the attached prospectus for Franklin Valuemark Funds.

6.  TAXES

NOTE: Preferred Life has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. Preferred Life has included additional information regarding taxes in the Statement of Additional Information.

ANNUITY  CONTRACTS  IN  GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of contract - qualified or non-qualified (see following sections).

You, as the contract owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g., a corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes. This means that the contract may not receive the benefits of tax-deferral. Income may be taxed as ordinary income every year.

QUALIFIED  AND  NON-QUALIFIED  CONTRACTS

If you purchase the contract under a qualified plan, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), H.R. 10 Plans (sometimes referred to as Keogh Plans), and pension and profit-sharing plans, which include 401(k) plans.

If you do not purchase the contract under a qualified plan, your contract is referred to as a non-qualified contract.

WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. In most cases, such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer; (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS  -  QUALIFIED  CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern qualified contracts. A more complete discussion of withdrawals from qualified contracts is contained in the Statement of Additional Information.

WITHDRAWALS  -  TAX-SHELTERED  ANNUITIES

The Code limits the withdrawal of purchase payments made by contract owners from certain Tax-Sheltered Annuities. Withdrawals can only be made when a contract owner: (1) reaches age 59-1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the contract owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Preferred Life believes that the funds are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Preferred Life would be considered the owner of the shares of the funds. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent under federal tax law contract owners are permitted to select funds, to make transfers among the funds or the number and type of funds owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the funds.

Due to the uncertainty in this area, Preferred Life reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

7.  ACCESS  TO  YOUR  MONEY

You can have access to the money in your contract: (1) by making a withdrawal (either a partial or a total withdrawal); (2) by receiving annuity payments; or (3) when a death benefit is paid to your beneficiary. Withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable contingent deferred sales charge, less any premium tax and less any contract maintenance charge. (See Section 5 - Expenses for a discussion of the charges.)

Any partial withdrawal must be for at least $500 and, unless you instruct Preferred Life otherwise, and will be made pro-rata from all the funds and the fixed account you selected. Preferred Life requires that after you make a partial withdrawal the value of your contract must be at least $2,000.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6 - Taxes and the discussion in the SAI.

SYSTEMATIC  WITHDRAWAL  PROGRAM

If the value of your contract is at least $25,000, Preferred Life offers a plan which provides automatic monthly or quarterly payments to you each year. The total systematic withdrawals which you can make each year without Preferred Life deducting a contingent deferred sales charge is limited to 15% of the value of your contract on the day the request is received. You may withdraw any amount you want under this program if your payments are no longer subject to the contingent deferred sales charge. You may not participate in this program if you own a non-qualified contract and are under age 59 1/2. If you make withdrawals under this plan, you may not also use the 15% free withdrawal amount that year. For a discussion of the contingent deferred sales charge and the 15% free withdrawal amount, see Section 5 - Expenses. all systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the withdrawal will be made the previous business day.

INCOME  TAXES  MAY  APPLY  TO  SYSTEMATIC  WITHDRAWALS.

MINIMUM  DISTRIBUTION  PROGRAM

If you own a contract that is an Individual Retirement Annuity (IRA), you may select the Minimum Distribution Program. Under this program, Preferred Life will make payments to you that are designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for IRAs. If the value of your contract is at least $25,000, Preferred Life will make payments to you on a monthly or quarterly basis. The payments will not be subject to the contingent deferred sales charge and will be instead of the 15% free withdrawal amount.

SUSPENSION  OF  PAYMENTS  OR  TRANSFERS

Preferred Life may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.    trading  on  the  New  York  Stock  Exchange  is  restricted;

     3. an emergency exists as a result of which disposal of the fund shares is not reasonably practicable or Preferred Life cannot reasonably value the fund shares;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Preferred Life has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

8.  PERFORMANCE

Preferred Life periodically advertises performance of the various funds. Preferred Life will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges. It does not reflect the deduction of any applicable contingent deferred sale charge and contract maintenance charge. The deduction of any applicable contract maintenance charge and contingent deferred sales charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charges and the expenses of the funds. Preferred Life may also advertise aggregate total return information. Aggregate total return is determined the same way except that the results are not annualized.

Certain funds have been in existence for some time and have investment performance history. However, the contracts are new. In order to demonstrate how the actual investment experience of the funds may affect your accumulation unit values, Preferred Life has prepared hypothetical performance information (Part A of the Appendix to this prospectus). The performance is based on the performance of the funds, modified to reflect the charges and expenses of your contract as if it had been in existence for the time periods shown. The information is based upon the historical experience of the funds and does not necessarily represent what your investment would earn in those funds.


The Mutual Shares Securities Fund and the Mutual Discovery Securities Fund (New Valuemark funds) are newly created and therefore also do not yet have any meaningful performance record. However, they have the same investment objectives and portfolio managers and substantially the same investment policies as two corresponding series of Franklin Mutual Series Fund Inc. (formerly, Mutual Series Fund Inc.) which have been sold to the public (Public Funds). In order to show how the performance of the Public Funds would have affected accumulation unit values, hypothetical performance information was developed. Part B of the Appendix shows the historical performance of the Public Funds which reflects the deduction of the historical fees and expenses paid by the Public Funds and not those paid by the New Valuemark funds. There are hypothetical performance figures for the accumulation units which assume the deduction of the mortality and expense risk charge, the administrative charge and the fees and expenses that the Public Funds paid. There are also hypothetical performance figures for the accumulation units which reflect the deduction of the mortality and expense risk charge, the administrative charge, the contract maintenance charge, the contingent deferred sales charge and the fees and expenses that the Public Funds paid. The hypothetical performance figures for the accumulation units have not been restated to reflect the higher fees for the New Valuemark funds. If the higher fees were used, the hypothetical performance shown would be lower. Future performance may vary and the results shown are not necessarily representative of future results.

Preferred Life may in the future also advertise yield information for one or more of the funds. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data and does not guarantee future results of the funds.

9.  DEATH  BENEFIT

UPON  YOUR  DEATH

If you die during the accumulation phase, a death benefit is payable to your beneficiary (see below). No separate death benefit is paid during the income phase. If you have a joint owner, and the joint owner dies, the surviving owner will be considered the beneficiary. Joint owners must be spouses.

The death benefit will be the greater of: 1) the current value of your contract, less any taxes on the day all claim proofs and payment election forms are received by Preferred Life at the Valuemark Service Center; or 2) (if applicable) as set forth in the enhanced death benefit endorsement to the contract, the guaranteed minimum death benefit, less any taxes, as of the day you die. Certain contract owners will not receive an enhanced death benefit endorsement. For these contract owners, the death benefit is as set forth in Item No. 1 above. The guaranteed minimum death benefit is equal to the greater of: A) the payments you have made, less any money you have taken out and any charges paid on the money you have taken out; or B) the highest value of the contract on each contract anniversary prior to an owner's 76th birthday, increased by any payments made since that anniversary, less any money taken out and charges paid on the money you have taken out since that anniversary. If you have a joint owner, the age of the oldest owner will be used to determine the guaranteed minimum death benefit. The guaranteed minimum death benefit will be reduced by any amounts withdrawn after the date of death. If the contract is owned by a non-natural person, then all references to you mean the annuitant.

A beneficiary may request that the death benefit be paid in one of the following ways: (1) payment of the entire death benefit within 5 years of the date of death; or (2) payment of the death benefit under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the contract owner, he/she can choose to continue the contract in his/her own name at the then current value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

If you (or any joint owner) die during the income phase and you are not the annuitant, any payments which are remaining under the annuity option selected will continue at least as rapidly as they were being paid at your death. If you die during the income phase, the beneficiary becomes the contract owner.

DEATH  OF  ANNUITANT

If the annuitant, who is not a contract owner or joint owner, dies during the accumulation phase, you can name a new annuitant. If a new annuitant is not named within 30 days of the death of the annuitant, you will become the annuitant. However, if the contract owner is a non-natural person (e.g., a corporation), then the death of the annuitant will be treated as the death of the contract owner, and a new annuitant may not be named.

If the annuitant dies after annuity payments have begun, the remaining amounts payable, if any, will be as provided for in the annuity option selected. The remaining amounts payable will be paid to the contract owner at least as rapidly as they were being paid at the annuitant's death.

10.  OTHER  INFORMATION

PREFERRED  LIFE

Preferred Life Insurance Company of New York (Preferred Life), 152 West 57th Street, 18th Floor, New York, NY 10019, was organized under the laws of the state of New York. Preferred Life offers annuities and group life, group accident and health insurance and variable annuity products. Preferred Life is licensed to do business in 6 states. Preferred Life is a wholly-owned subsidiary of Allianz Life Insurance Company of North America, which is a wholly-owned subsidiary of Allianz Versicherungs AG Holding.

THE  SEPARATE  ACCOUNT

Preferred Life established a separate account, Preferred Life Variable Account C (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of Preferred Life adopted a resolution to establish the Separate Account under New York insurance law on February 26, 1988. Preferred Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts. Each sub-account invests in a fund.

The assets of the Separate Account are held in Preferred Life's name on behalf of the Separate Account and legally belong to Preferred Life. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business Preferred Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts Preferred Life may issue.

DISTRIBUTION

NALAC Financial Plans, LLC (NFP), 1750 Hennepin Avenue, Minneapolis, MN 55403, acts as the distributor of the contracts. NFP is an affiliate of Preferred Life.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions and expense reimbursements up to an amount equal to 6.0% of purchase payments for promotional or distribution expenses associated with marketing of the Contracts. The New York Insurance Department now permits asset based compensation. Preferred Life may adopt an asset based compensation program in addition to, or in lieu of, the present compensation program. Commissions may be recovered from broker-dealers if a full or partial surrender occurs within 12 months of a purchase payment.

ADMINISTRATION

Preferred Life has hired Delaware Valley Financial Services, Inc., 300 Berwyn Park, Berwyn, Pennsylvania, to perform administrative services regarding the contracts. The administrative services include issuance of the contracts and maintenance of contract owner's records.

FINANCIAL  STATEMENTS

The consolidated financial statements of Preferred Life and the Separate Account have been included in the Statement of Additional Information.



APPENDIX

PERFORMANCE  INFORMATION

The following information is based on the historical investment performance of the funds. The results shown are not necessarily representative of future performance.

PART  A  -  FRANKLIN  VALUEMARK  FUNDS  -  EXISTING  FUNDS

The funds of Franklin Valuemark Funds have been in existence for some time and have investment performance history (except the Small Cap, Capital Growth, Templeton International Smaller Companies, Mutual Shares Securities and Mutual Discovery Securities Funds). In order to show you how investment performance of the funds affects accumulation unit values, we have developed the following hypothetical performance information.

The chart below shows the actual historical investment performance of the funds and hypothetical accumulation unit performance. The hypothetical accumulation unit performance assumes that the accumulation units were invested in each of the funds for the same periods. The performance figures in Column I reflect the deduction of the actual fees and expenses paid by the funds. Column II represents hypothetical performance figures for the accumulation units which reflects the deduction of the insurance charges and the fees and expenses of the funds. Column III represents hypothetical performance figures for the accumulation units which reflects the insurance charges, the contract maintenance charge, the fees and expenses of the funds and assumes that you make a withdrawal at the end of the period (therefore the contingent deferred sales charge is reflected).

Total  Return  for  the  periods  ended  _______:

                                                Column I                  Column II                  Column III
                                                Fund Performance          Hypothetical Accumulation  Unit Performance
                                                ------------------------  -------------------------  ------------------------
                                     Inception                   Since                     Since                      Since
                                     ---------  ------------------------  -------------------------  ------------------------
FUND                                 Date       1 yr.  5 yrs.  Inception  1 yr.  5 yrs.  Inception   1 yr.  5 yrs.  Inception
-----------------------------------  ---------  ------------------------  -------------------------  ------------------------

Money Market
High Income
Templeton Global Income Securities
The U.S. Government Securities
Zero Coupon - 2000
Zero Coupon - 2005
Zero Coupon - 2010
Growth and Income
Income Securities
Real Estate Securities
Rising Dividends
Templeton Global Asset Allocation
Utility Equity
Precious Metals
Templeton Developing Markets Equity
Templeton Global Growth
Templeton International Equity
Templeton Pacific Growth



PART  B  -  PUBLIC  FUNDS

The Mutual Shares Securities Fund and Mutual Discovery Securities Fund ("New Valuemark funds") are newly created series of Franklin Valuemark Funds and have no performance record. The New Valuemark funds do, however, have the same investment objective and portfolio managers,(1) and substantially the same investment policies, as two corresponding series of Franklin Mutual Series Fund Inc. (formerly "Mutual Series Fund Inc.") which have been sold directly to the public ("Public Funds").

Chart 1 below shows the past performance of the Public Funds, in terms of average annual total return over the periods indicated. Average annual total return represents the average annual change in value of an investment over the stated periods, assuming reinvestment of dividends and capital gains at net asset value. These figures reflect the deduction of the historical fees and expenses paid by the Public Funds, which have been sold without sales charges.

Chart 2 below shows hypothetical performance of accumulation units of the New Valuemark funds, based on the past average annual total return of the Public Funds and the deduction of all current recurring expenses of the Separate Account. These figures do not reflect any contingent deferred sales charge or annual contract maintenance charge, and have not been restated to reflect the higher expenses of the New Valuemark funds; all of which would lower the hypothetical performance shown.

Chart 3 below shows hypothetical performance of accumulation units of the New Valuemark funds, based on the past average annual total return of the Public Funds and the deduction of all current recurring expenses of the Separate Account, as well as deduction of the applicable contingent deferred sales charge and annual contract maintenance charge. These figures have not been restated to reflect the higher expenses of the New Valuemark funds, and which would lower the hypothetical performance shown.

Past performance cannot predict or guarantee future results of the New Valuemark funds. In addition, the investment performance of the New Valuemark funds will differ from the performance of the Public Funds because of product and portfolio differences, including differences in portfolio size, the investments held, the timing of purchases of similar investments, cash flows, minor differences in certain investment policies, insurance product related tax diversification requirements, state insurance regulations, and additional administrative and insurance costs associated with insurance company separate accounts. These figures are not adjusted for tax consequences.

_______________________

(1) In November 1996, Franklin Resources, Inc., parent company of the investment managers of the Franklin Valuemark Funds, completed the acquisition of Heine Securities Corporation, the investment manager of Mutual Series Fund Inc. This transaction did not, however, change the individuals responsible for the day-to-day operations of Franklin Mutual Series Fund Inc., who are also responsible for the day-to-day operations of the New Valuemark funds.

1. Public Funds' Historical Performance
                                                                                         Since    Inception
            Periods Ended:                            One-Year   Five-Years  Ten-Years  Inception    Date
---------------------------------------------------------------------------------------------------------------
            Mutual Discovery Fund.................      --        --         --          --     12/31/92
            Mutual Shares Fund....................      --        --         --          --       7/1/49

2. Hypothetical Accumulation Unit Performance (includes all current recurring expenses of the Separate Account)

                                                                                         Since    Inception
            Periods Ended:                           One-Year   Five-Years  Ten-Years  Inception    Date
---------------------------------------------------------------------------------------------------------------
            Mutual Discovery Securities
             Sub-Account .........................    _____%        --         --       _____%    12/31/92
            Mutual Shares Securities
             Sub-Account .........................    _____%     _____%     _____%        --       7/1/49

3.  Hypothetical  Accumulation  Unit  Performance  (includes  all current  recurring  expenses of the Separate
Account and deduction of the contingent deferred sales charge and annual contract maintenance charge)

                                                                                         Since    Inception
            Periods Ended 9/30/96:                   One-Year   Five-Years  Ten-Years  Inception    Date
---------------------------------------------------------------------------------------------------------------

            Mutual Discovery Securities
             Sub-Account..........................    _____%        --         --       _____%    12/31/92
            Mutual Shares Securities
             Sub-Account..........................     ____%     _____%     _____%        --       7/1/49




         TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


Insurance  Company

Experts

Legal  Opinions

Distributor

Reduction  or  Elimination  of  the  Contingent  Deferred  Sales  Charge

Calculation  of  Performance  Data

Annuity  Provisions

Tax  Status

Mortality  and  Expense  Guarantee

Financial  Statements


                                    PART B


                     STATEMENT OF ADDITIONAL INFORMATION

                         INDIVIDUAL FLEXIBLE PAYMENT
                          VARIABLE ANNUITY CONTRACTS

                                  ISSUED BY

                      PREFERRED LIFE VARIABLE ACCOUNT C

                                     AND

                 PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                          ____________________, 1997



THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 152 West 57th Street, 18th Floor, New York, NY 10019.

THIS    STATEMENT    OF  ADDITIONAL   INFORMATION   AND  THE  PROSPECTUS  ARE
DATED  ____________,  1997,  AND  AS  MAY  BE  AMENDED  FROM  TIME  TO  TIME.


                              TABLE OF CONTENTS

                                                                         PAGE

INSURANCE  COMPANY

EXPERTS

LEGAL  OPINIONS

DISTRIBUTOR

REDUCTION  OR  ELIMINATION  OF  THE  CONTINGENT  DEFERRED  SALES  CHARGE

CALCULATION  OF  PERFORMANCE  DATA

TAX  STATUS

ANNUITY  PROVISIONS

MORTALITY  AND  EXPENSE  RISK  GUARANTEE

FINANCIAL  STATEMENTS


                              INSURANCE COMPANY

Information regarding Preferred Life Insurance Company of New York ("Insurance Company") is contained in the Prospectus.

The Insurance Company is rated A+e (Superior, Parent Rating) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant insofar as the ability of a company to make fixed annuity payments from its general account.

                                   EXPERTS

The financial statements of Preferred Life Variable Account C and the consolidated financial statements of Preferred Life Insurance Company of New York as of and for the year ended December 31, 1995, included in this Statement of Additional Information have been audited by ___________________, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

NALAC Financial Plans, LLC, an affiliate of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

       REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

The amount of the Contingent Deferred Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the Contingent Deferred Sales Charge will be determined by the Insurance Company after examination of the following factors: 1) the size of the group; 2) the total amount of purchase payments expected to be received from the group; 3) the nature of the group for which the Contracts are purchased, and the persistency expected in that group; 4) the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Insurance Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The Contingent Deferred Sales Charge will be eliminated when the Contracts are issued to an officer, director or employee of the Insurance Company or any of its affiliates. In no event will any reduction or elimination of the Contingent Deferred Sales Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                       CALCULATION OF PERFORMANCE DATA

TOTAL  RETURN

From time to time, the Insurance Company may advertise the performance data for the Funds in advertisements and Contract Owner communications. Such data will show the percentage change in the value of an accumulation unit based on the performance of a fund over a stated period of time, usually a calendar year, which is determined by dividing the increase (or decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.34% Mortality and Expense Risk Charge, a .15% Administrative Charge, the fees of the fund being advertised and any applicable Contract Maintenance Charge and Contingent Deferred Sales Charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Contingent Deferred Sales Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                       n
                           P  (1  +  T)  =    ERV

   P  =  a hypothetical initial payment of $1,000
   T  =  average annual total return
   n  =  number of years
 ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).



The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Contingent Deferred Sales Charge and the Contract Maintenance Charge. The Company may also advertise aggregate and average total return information over different periods of time.

Aggregate total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Funds and assumes that the income earned by the investment in the Fund is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.



YIELD

THE MONEY MARKET FUND. The Insurance Company may advertise yield information for the Money Market Fund. The Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Fund's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and the Contract Maintenance Charge and, in certain instances, the value of the underlying Fund's investment securities. The fact that the Fund's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Fund's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Fund, and the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and Contract Maintenance Charge. The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested.

(Effective  yield  =  [(Base  Period  Return  +  1)365/7]-1.)

The Insurance Company does not currently advertise any yield information for the Money Market Fund.

OTHER FUNDS. The Insurance Company may also quote current yield in advertisements and Contract Owner communications for the other Funds. Each Fund (other than the Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge, Administrative Charge and the Contract Maintenance Charge) by the accumulation unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                          6
              Yield  =  2  [[(a-b)  +  1]    -  1]
                            _____
                              cd
Where:

    a = net investment income earned during the period by the Fund attributable to shares owned by the Fund.

    b  =  expenses accrued for the period (net of reimbursements).

    c = the average daily number of accumulation units outstanding during the period.

    d = the maximum offering price per accumulation unit on the last day of the period.



The above formula will be used in calculating quotations of yield, based on specified 30-day periods identified in the advertisement or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise any yield information for any Fund.

PERFORMANCE  RANKING

Total return may be compared to relevant indices, including U. S. domestic and international taxable bond indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS.

From time to time, evaluation of performance by independent sources may also be used in advertisements and in information furnished to present or prospective contract owners.


                                  TAX STATUS

NOTE: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified
Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above.

Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Insurance Company intends that all Funds of Franklin Valuemark Funds underlying the Contracts will be managed by the Managers for Franklin Valuemark Funds in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE  CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

CONTRACTS  OWNED  BY  OTHER  THAN  NATURAL  PERSONS

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX  TREATMENT  OF  ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME  TAX  WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX  TREATMENT  OF  WITHDRAWALS  -  NON-QUALIFIED  CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

QUALIFIED  PLANS

The Contracts offered are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

a.    H.R.  10  Plans

Section  401  of  the  Code  permits  self-employed  individuals  to establish
Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amounts of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals
- Qualified Contracts.") Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.    Tax-Sheltered  Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includable in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.    Individual  Retirement  Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

d.    Corporate  Pension  and  Profit-Sharing  Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includable in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and
nonforfeitability  of  interests;    nondiscrimination  in  eligibility  and
participation; and the tax treatment of distributions, withdrawals and surrenders. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Withdrawals Qualified Contracts.") Purchasers of Contracts for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX  TREATMENT  OF  WITHDRAWALS  -  QUALIFIED  CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner and his or her spouse and dependents if the Contract Owner has received unemployment compensation for at least 12 weeks. This exception no longer applies after the Contract Owner has been re-employed for at least 60 days. The exceptions stated in items (d) and
(f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED  ANNUITIES  -  WITHDRAWAL  LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 ;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              ANNUITY PROVISIONS

FIXED  ANNUITY  PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of a Fund. The Fixed Account value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Contract Value at the time of annuitization, the Annuity Option selected, the age of the annuitant and any joint annuitant and the sex of the annuitant and joint annuitant where allowed.

VARIABLE  ANNUITY  PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Fund(s).

ANNUITY  UNIT  VALUE

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Fund the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Fund by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each Fund remains unchanged unless the Contract Owner elects to transfer between Funds. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each Fund. The Annuity Payment in each Fund is determined by multiplying the number of Annuity Units then allocated to such Fund by the Annuity Unit value for that Fund.

On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second:  The  value  of  an  Annuity  Unit for a Valuation Period is equal to:

     a. the value of the Annuity Unit for the immediately preceding Valuation Period.

     b.    multiplied  by  the Net Investment Factor for the current Valuation
Period;

     c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. The Assumed Investment Return that the Insurance Company will use is 5%. However, the Insurance
Company  may  agree  to  use  a  different  value.

                     MORTALITY AND EXPENSE RISK GUARANTEE

The Insurance Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality and expense experience.

                             FINANCIAL STATEMENTS

The audited consolidated financial statements of the Insurance Company as of and for the year ended December 31, ______, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, ______, are also included herein.




                                    PART C

                              OTHER INFORMATION


ITEM  24.          FINANCIAL  STATEMENTS  AND  EXHIBITS

a.      Financial  Statements

      The  financial   statements of the Company and the Separate Account will
be  filed  by  amendment.

b.      Exhibits

     1.        Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account
     2.        Not  Applicable
     3.        Principal  Underwriter  Agreement  (to be filed by Amendment)
     4.        Individual  Variable  Annuity  Contract
     4a.       Waiver  of  Contingent  Deferred  Sales  Charge  Endorsement
     4b.       Enhanced  Death  Benefit  Endorsement
     5.        Application  for  Individual  Variable  Annuity  Contract
     6.(i)     Copy  of  Articles  of  Incorporation of the Company
       (ii)    Copy of the Bylaws of the Company (to be filed by Amendment)
     7.        Not  Applicable
     8.        Form  of  Fund  Participation  Agreement
     9.        Opinion  and  Consent  of  Counsel (to be filed by Amendment)
     10.       Independent  Auditors'  Consent  (to  be  filed  by Amendment)
     11.       Not  Applicable
     12.       Not  Applicable
     13.       Calculation of Performance Information (to be filed be Amendment)
     14.       Company  Organizational  Chart
     27.       Financial  Data  Schedule  (to  be  filed  by  Amendment)

ITEM  25.          DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The  following  are  the  Officers  and  Directors  of  the  Company:

Name  and  Principal                            Positions  and  Offices
Business  Address                                   with  Depositor
-----------------                              ------------------------------

Lowell  C.  Anderson                            Director
1750  Hennepin  Avenue
Minneapolis,  MN  55403


Howard  E.  Barnhill                            Director
The  Mews
3726  Rachel  Lane
Naples,  FL  34103

Ronald L. Wobbeking                             Chairman, Chief Executive Officer and Director
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Thomas  G.  Brown                               Director
One  Liberty  Plaza,
45th  Floor
New  York,  NY  10006

Thomas  Duncanson                               Director
12778  Mariner  Court
Palm  City,  FL  34990

Edward  J.  Bonach                              Director
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Alan  A.  Grove                                 Secretary  and  Director
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Shannon  Hendricks                              Treasurer
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Dennis  Marion                                  Director
500  Valley  Road
Wayne,  NJ  07470

Reinhard  Obermueller                           Director
560  Lexington  Avenue
New  York,  NY  10022

Kenneth  P.  Schrapp                            Appointed  Actuary
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Robert  S.  James                               Director
1750  Hennepin  Avenue
Minneapolis,  MN    55403

Eugene  T.  Wilkinson                           Director
14  Commerce  Drive
Cranford,  NJ  07016

Richard  M.  Murray                             Director
60  Remsen  Street,  Apt.  10C
Brooklyn  Heights,  NY  11201

Eugene  Long                                    Vice President of Operations
152  W.  57th  Street                           and  Director
18th  Floor
New  York,  NY  10019

Thomas  J.  Lynch                               President,  Chief
1750  Hennepin  Avenue                          Marketing  Officer
Minneapolis,  MN  55403                         and  Director

Carol  B.  Shaw                                 Second  Vice  President
152  W.  57th  Street,  18th  Floor
New  York,  NY  10019

ITEM   26.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR
             OR  REGISTRANT

The    Company  organizational  chart  is  attached  as  Exhibit  14.

ITEM  27.          NUMBER  OF  CONTRACT  OWNERS

Not  Applicable.

ITEM  28.          INDEMNIFICATION

The  Bylaws  of  the  Company  provide  that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.          PRINCIPAL  UNDERWRITERS

     a. NALAC Financial Plans LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

        Allianz  Life  Variable  Account  A
        Allianz  Life  Variable  Account  B

     b.  The following are the officers and directors of NALAC Financial Plans
LLC:

Name  &  Principal                                    Positions  and  Offices
Business  Address                                     with  Underwriter
------------------                                    ------------------------

Alan  A.  Grove                                       Director
1750  Hennepin  Avenue
Minneapolis,  MN  55403

James  P.  Kelso                                      Director
1750  Hennepin  Ave.
Minneapolis,  MN  55403

Thomas  B.  Clifford                                  President  and  Director
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Michael  T.  Westermeyer                              Secretary  and  Director
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Michael  J.    Yates                                  Treasurer
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Edward  J.  Bonach                                    Director
1750  Hennepin  Avenue
Minneapolis,  MN  55403

Catherine  L.  Mielke                                 Compliance  Officer
1750  Hennepin  Avenue
Minneapolis,  MN  55403

c.          Not  Applicable

ITEM  30.          LOCATION  OF  ACCOUNTS  AND  RECORDS

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM  31.          MANAGEMENT  SERVICES

Not  Applicable

ITEM  32.          UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Preferred Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                               REPRESENTATIONS

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section  403(b)(11)  to  the  attention  of  the  potential  participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this registration statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 27th day of December, 1996.


                                PREFERRED  LIFE  VARIABLE  ACCOUNT  C
                                            (Registrant)

                           By:  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                                             (Depositor)

                           By: /s/ ALAN A. GROVE
                               ________________________________________________


                                PREFERRED  LIFE  INSURANCE  COMPANY OF NEW YORK


                           By: /s/ ALAN A. GROVE
                               _______________________________________________



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title

Lowell C. Anderson*       Director                  12/27/96
------------------------                            ---------
Lowell C. Anderson

Howard E. Barnhill*       Director                  12/27/96
------------------------                            ---------
Howard E. Barnhill

Ronald L. Wobbeking*      Chairman, Chief Executive 12/27/96
------------------------                            ---------
Ronald L. Wobbeking       Officer and Director

Shannon Hendricks*        Treasurer                 12/27/96
------------------------                            ---------
Shannon Hendricks

/s/ ALAN A. GROVE         Secretary and Director    12/27/96
---------------------                               ---------
Alan A. Grove

Thomas G. Brown*          Director                  12/27/96
------------------------                            ---------
Thomas G. Brown

Thomas Duncanson*         Director                  12/27/96
------------------------                            ---------
Thomas Duncanson

Edward J. Bonach*         Director                  12/27/96
------------------------                            ---------
Edward J. Bonach

Robert S. James*          Director                  12/27/96
------------------------                            ---------
Robert S. James

Thomas J. Lynch*          Director                  12/27/96
------------------------                            ---------
Thomas J. Lynch

Dennis Marion*            Director                  12/27/96
------------------------                            ---------
Dennis Marion

Richard M. Murray*        Director                  12/27/96
------------------------                            ---------
Richard M. Murray*

Eugene T. Wilkinson*      Director                  12/27/96
------------------------                            ---------
Eugene T. Wilkinson

Eugene Long*              Director                  12/27/96
------------------------                            ---------
Eugene Long

Reinhard W. Obermueller*  Director                  12/27/96
------------------------                            ---------
Reinhard W. Obermueller




                                 *  By /S/ ALAN A. GROVE
                                      ____________________________________
                                      Attorney-in-Fact


                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Lowell C. Anderson, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Alan
A. Grove, as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  31st  day  of  March,  1992.


WITNESS:


/S/  TINA  M.  ERICKSON                                 /S/ LOWELL C. ANDERSON
__________________________________          __________________________________
Tina  M.  Erickson                                          Lowell C. Anderson

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Howard E. Barnhill, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                    /S/ HOWARD E. BARNHILL
__________________________________          __________________________________
Alan  A.  Grove                                             Howard E. Barnhill

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Ronald L. Wobbeking, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  1st  day  of  April,  1992.


WITNESS:


/S/  TINA  M.  ERICKSON                                /S/ RONALD L. WOBBEKING
__________________________________          __________________________________
Tina  M.  Erickson                                         Ronald L. Wobbeking

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Shannon Hendricks, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  13th  day  of  April,  1995.


WITNESS:


/S/  MICHAEL  T.  WESTERMEYER                            /S/ SHANNON HENDRICKS
__________________________________          __________________________________
Michael  T.  Westermeyer                                     Shannon Hendricks

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Alan A. Grove, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson, as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  TINA  M.  ERICKSON                                      /S/ ALAN A. GROVE
__________________________________          __________________________________
Tina  M.  Erickson                                               Alan A. Grove

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Thomas G. Brown, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                       /S/ THOMAS G. BROWN
__________________________________          __________________________________
Alan  A.  Grove                                                Thomas G. Brown

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Thomas Duncanson, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                      /S/ THOMAS DUNCANSON
__________________________________          __________________________________
Alan  A.  Grove                                               Thomas Duncanson

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Edward J. Bonach, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  30th  day  of  March,  1992.


WITNESS:


/S/  MARGO  JESKE                                         /S/ EDWARD J. BONACH
__________________________________          __________________________________
Margo  Jeske                                                  Edward J. Bonach

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Robert S. James, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  20th  day  of  April,  1993.



WITNESS:


                                          /S/  ROBERT  S.  JAMES
__________________________________          __________________________________
                                          Robert  S.  James


                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Thomas J. Lynch, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  20th  day  of  April,  1993.


WITNESS:


/S/  MICHAEL  T.  WESTERMEYER                              /S/ THOMAS J. LYNCH
__________________________________          __________________________________
Michael  T.  Westermeyer                                       Thomas J. Lynch

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Dennis J. Marion, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                      /S/ DENNIS J. MARION
__________________________________          __________________________________
Alan  A.  Grove                                               Dennis J. Marion

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Richard M. Murray, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                     /S/ RICHARD M. MURRAY
__________________________________          __________________________________
Alan  A.  Grove                                              Richard M. Murray

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Eugene T. Wilkinson, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  2nd  day  of  April,  1992.


WITNESS:


/S/  ALAN  A.  GROVE                                   /S/ EUGENE T. WILKINSON
__________________________________          __________________________________
Alan  A.  Grove                                            Eugene T. Wilkinson

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Eugene Long, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  13th  day  of  April,  1995.


WITNESS:


/S/  CARL  SHAW                                                /S/ EUGENE LONG
__________________________________          __________________________________
Carl  Shaw                                                         Eugene Long

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Reinhard W. Obermueller, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this  23rd  day  of  September,  1996.


WITNESS:


/S/  A.  FRANCISCO                                 /S/ REINHARD W. OBERMUELLER
__________________________________          __________________________________
A.  Francisco                                          Reinhard W. Obermueller







                                   EXHIBITS

                                      TO

                                   FORM  N-4

                      PREFERRED  LIFE  VARIABLE  ACCOUNT  C

                 PREFERRED  LIFE  INSURANCE  COMPANY  OF  NEW  YORK

                              INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE

EX-99.B1          Resolution  of  Board  of  Directors

EX-99.B4          Individual  Variable  Annuity  Contract

EX-99.B4a         Waiver  of  Contingent  Deferred  Sales  Charge  Endorsement

EX-99.B4b         Enhanced  Death  Benefit  Endorsement

EX-99.B5          Application  for  Individual  Variable  Annuity  Contract

EX-99.B6(i)       Copy  of  Articles  of  Incorporation

EX-99.B8          Form  of  Fund  Participation  Agreement

EX-99.B14         Company  Organizational  Chart